16021610

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 03 2016
Washington DC
412

SEC FILE NUMBER
8-50894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFD Distributor, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Science Drive
(No. and Street)

Madison	**Wisconsin**	**53711**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth A. Dettman **(608) 274-0300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Elizabeth A. Dettman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MFD Distributor, LLC,** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Elizabeth A. Dettman
Signature

CFO
Title

Denise M. Mazzara
Notary Public
exp: 3-1-2019

NOTARY PUBLIC
DENISE M. MAZZARA
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Independent Auditor's Report

To the Member
MFD Distributor, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of MFD Distributor, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in members' capital and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Chicago, Illinois
February 2, 2016

MFD Distributor, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	47,015
Prepaid expenses		17,734
Accounts receivable		1,539
Due from affiliate, net		1,305
Total Assets	$	67,593
Liabilities and Member's Capital		
Liabilities:		
Accrued expenses	$	1,425
Member's capital		66,168
Total Liabilities and Member's Capital	$	67,593

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Operations
Year Ended December 31, 2015

Revenue:		
Dealer and underwriter concessions	$	177,600
12b-1 service fee commissions		2,703
		180,303
Expenses:		
Expenses allocated from affiliates		268,620
Expenses reimbursed from affiliate		(148,288)
Regulatory fees and expenses		35,514
Operating expenses		24,457
		180,303
Net income	$	-

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2015

Balance, December 31, 2014	$	66,168
Net income		-
Balance, December 31, 2015	$	66,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ -
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	4,549
Decrease in accounts receivable	1,908
Decrease in due to/from affiliate, net	2,130
Increase in accrued expenses	1,300
Net cash provided by operating activities	9,887
Increase in cash	9,887
Cash:	
Beginning of the year	37,128
Ending of the year	$ 47,015

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

MFD Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Madison Investment Holdings, Inc. (MIH). The Company's sole business activities are to serve as the marketing agent and distributor of various mutual funds which are managed by Madison Asset Management, LLC (MAM), whose voting shares are wholly owned by MIH, and collectively referred herein as the Madison Funds and the Ultra Series Fund.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Dealer and underwriter concessions are earned on the sale of Class A shares of the Madison Funds. 12b-1 service fee commissions are earned on shares held directly with the Madison Funds and the Ultra Series Fund. 12b-1 service fee commissions are earned as such services are provided. Dealer and underwriter concessions are recorded on a trade-date basis as securities transactions occur.

Income taxes: As a wholly owned subsidiary of MIH, the Company is not subject to federal income tax, but may be subject to certain state taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material income uncertain tax positions.

The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2012.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued and noted none.

Note 2. Significant Business Relationships and Related-Party Transactions

The Company relies entirely on the operational support of MIH and MAM for its day-to-day staffing and operations.

All persons associated with the Company are or were employees or officers of MIH and such firms share office space and supplies among each other. The relationship between the Company, MIH and MAM is documented in service agreements between the companies. MIH and MAM's combined service agreement is documented in a Compensation and Reimbursement Agreement dated July 1, 2009 (collectively, the Service Agreements), and amended and restated dated January 1, 2013. MAM will reimburse MFD an amount equal to the amounts of MFD's regulatory and other expenses which exceed any 12b-1 fees, front end sales loads or contingent deferred sales charges received by MFD from the funds. The Service Agreements will terminate in the event the respective affiliated investment adviser ceases to serve as the investment advisor to the Madison Funds and/or the Ultra Series Fund.

The Company earned $177,600 of dealer and underwriter concessions from the Madison Funds for the year ended December 31, 2015. The Company had expense reimbursements from MAM in the amount of $148,288 and was allocated $268,620 of expenses from MAM for the year ended December 31, 2015. The due from affiliate, net, balance on the statement of financial condition consists primarily of the net receivable related to the amounts noted above.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $45,590, which was $40,590 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

MFD Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2015 **Schedule I**

Net capital:		
Total member's capital	$	66,168
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		17,734
Accounts receivable		1,539
Due from affiliate, net		1,305
Net capital		45,590
Computation of basic net capital requirement, minimum net capital required		5,000
Excess net capital	$	40,590
Aggregate indebtedness	$	1,425
Ratio: Aggregate indebtedness to net capital		0.03 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2015.

MFD Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2015 **Schedule II**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2015 **Schedule III**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Madison

MFD Distributor, LLC

Exemption Report
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

madisonadv.com

550 Science Drive • Madison, Wisconsin 53711 • 608.274.0300 • 800.767.0300 • fax 608.276.3112

Madison

MFD Distributor, LLC's Exemption Report

MFD Distributor, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(1)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

MFD Distributor, LLC

I, Elizabeth A. Dettman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth A. Dettman

Title: Chief Financial Officer

February 2, 2016

RSM

RSM US LLP

To the Board of Directors
MFD Distributor, LLC
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying MFD Distributor, LLC's Exemption Report, in which (a) MFD Distributor, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 2, 2016

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1036348 (Please retain this number for further inquiries regarding this form)
Submitted By: hflynn7
Submitted Date: Tue Mar 01 09:42:50 EST 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf.

Name of Auditor *: McGladrey LLP

PCAOB # *: 49

Auditor Address - Street *: One South Wacker Drive, Suite 800

City *: Chicago

State *: IL

Zip Code *: 60606

Auditor Main Phone Number *: 312-634-3400

Lead Audit Partner Name *: Bob Glynn

Lead Audit Partner Direct Phone Number *: 312-634-5011

Lead Audit Partner Email Address *: bob.glynn@mcgladrey.com

FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

◉ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control

Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * SIPC-3 2016.pdf 167371 bytes

FINAL Mosaic Funds (Confidential) FS 2015 No7239 ID-64206 .pdf 140984 bytes

FINAL MFD Exemption Report Review 2015 No7239 ID-64208.pdf 129217 bytes

MFD Distributor, LLC

Financial Report
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

MFD Distributor, LLC
Legal & Compliance Department
550 Science Drive
Madison, Wisconsin 53711
608-274-0300 fax: 608-274-7905

SEC
Mail Processing
Section
AUG 03 2016
Washington DC
412

VIA FEDERAL EXPRESS

August 2, 2016

Carol Y. Charnock, Regulation Specialist
Securities and Exchange Commission
Division of Trading & Markets
100 F Street, NE
Mail Stop 7010
Washington, DC 20549

Dear Ms. Charnock:

This letter is in response to your letter dated July 29, 2016, a copy of which is enclosed.

Our records indicate that the Annual Audit for MFD Distributor, LLC, CRD No. 44930 for the fiscal year beginning January 1, 2015 and ending December 31, 2015, was sent to the Registrations Branch and Chicago Regional Office of the Securities and Exchange Commission on February 3, 2016. Enclosed is the correspondence (letter is misdated February 3, 2015 and should have been dated February 3, 2016) along with a copy of the Financial Report and Exemption Report. Also enclosed is a copy of the FINRA Annual Audit Report receipt.

Please date stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed, stamped envelope. If you have any questions, please contact me at 608-216-9109. Thank you for your assistance.

Respectfully submitted,

Lisa R. Lange
Chief Legal Officer

RECEIVED
2016 JUL -3 PM 3:30
SEC / TM

Enclosures

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

July 29, 2016

MFD Distributor, LLC
550 Science Dr.
Madison, WI 53711

SEC
Mail Processing
Section
AUG 03 2016
Washington DC
412

8-50894

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/14 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the ***12/31/15 calendar or fiscal year*** to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

RECEIVED
2016 JUL -3 PM 3:30
SEC / TM

Sincerely,

Carol Y. Charnock

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov

MFD Distributor, LLC
Legal & Compliance Department
550 Science Drive
Madison, Wisconsin 53711
608-274-0300 fax: 608-274-7905

February 3, 2015

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

Securities and Exchange Commission
Chicago Regional Office
David A. Glockner, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Ladies and Gentlemen:

Enclosed is the FOCUS Form X-17A-5, Part III, Annual Audit, for our firm, MFD Distributor, LLC, CRD No. 44930. This filing covers the fiscal year beginning January 1, 2015 and ending December 31, 2015.

Please date-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed, stamped envelope. If you have any questions, please let me know. Thank you for your assistance.

Respectfully submitted,

Elizabeth A. Dettman

Elizabeth Dettman
Financial Operations Principal

Enclosures
In duplicate to SEC Principal Office
One to SEC Chicago Region
(Delivery to FINRA is electronic)